Exhibit 99.2

Li Auto Inc. Updated Disclosures

Recent Developments

Vehicle Delivery

We commenced delivery of our six-seat flagship family SUV, Li L9, in August 2022 and our six-seat premium family SUV, Li L8, in November 2022. We delivered 4,571, 11,531, 10,052, and 15,034 vehicles in August, September, October, and November 2022, respectively. The cumulative deliveries of Li Auto vehicles reached 236,101 as of November 30, 2022.

As of November 30, 2022, we had 276 retail stores in 119 cities, as well as 317 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

Li L8 and Li L7

On September 30, 2022, we officially launched Li L8, a six-seat premium family SUV, and unveiled Li L7, a five-seat flagship family SUV. Both Li L8 and Li L7 employ our new-generation all-wheel drive range extension system and boast over 100 features in their standard configurations. Both models are available in two trims, Pro and Max, to provide users with flexible choices of smartness. The two trims are harnessed with Li AD Pro and Li AD Max autonomous driving systems, respectively. The former is powered by the Horizon Robotics Journey 5 chip with 128 TOPS of computing power, while the latter is powered by dual Orin-X chips with 508 TOPS of computing power. In addition, the two trims are equipped with innovative smart space systems, SS Pro and SS Max, featuring a first-row four-screen interactive system and a five-screen, three-dimensional interactive system, respectively.

Safety Evaluation Results

In November 2022, the China Insurance Automotive Safety Index (“C-IASI”) Management Center published the safety evaluation results for Li L9 based on crash tests. Li L9 achieved the G rating, the highest safety rating, in three out of four evaluation categories — occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li L9 received an M rating, one of the top results received by premium vehicles tested by C-IASI since 2017. Notably, Li L9 is the first domestic full-size SUV achieving the G rating in the crash tests of 25% frontal offset impact on both the driver and the passenger sides.

Li Auto Power Semiconductor R&D and Manufacturing Base

Construction of the Li Auto Power Semiconductor R&D and Manufacturing Base (the “Semiconductor Base”) commenced in the high-tech zone of Suzhou, Jiangsu province in the third quarter of 2022. The Semiconductor Base is being built by Suzhou Sike Semiconductor, a company established by Li Auto and Hunan Sanan Semiconductor. It will focus on in-house research and development and production of automotive-grade power modules based on the third-generation semiconductor material, silicon carbide (SiC). The power module is a core component of our self-developed 800-volt electric drive system. This marks a key milestone in our ongoing enhancement of our self-development capabilities and our extension along the value chain into next-generation high-voltage electric drive technology.

ESG Performance

In September 2022, we received an “AA” rating from MSCI ESG Research for the second consecutive year, one of the highest MSCI ESG ratings among automakers worldwide. It demonstrates our excellence in making positive environmental and social impacts through our sound governance structure and dedication to sustainable development.

Inclusion in the Hang Seng China Enterprises Index

We have been included as a constituent stock in the Hang Seng China Enterprises Index, effective December 5, 2022. This is a strong recognition of our strength and investment value.

At-The-Market Offering

On June 28, 2022, we announced the at-the-market offering program to sell up to US$2,000,000,000 of ADSs, each representing two Class A ordinary shares of Li Auto Inc.

As of the date of this document, we have sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares of Li Auto Inc. under this at-the-market offering program, raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

Management and Board Changes

Mr. Yanan Shen, president and director, has tendered his resignation as the president and a director of our company in order to devote more time to his personal affairs, effective on January 1, 2023. Mr. Shen will stay with us to support our continued efforts in the organizational upgrades to prepare for our future success.

In addition, our board of directors has promoted Mr. Donghui Ma, chief engineer, as the president and appointed him as a director of our company, effective on January 1, 2023. Mr. Yan Xie, senior vice president, has been promoted as the chief technology officer, effective on December 12, 2022.

Results of Operations for the Nine Months Ended September 30, 2022

Set forth below is a discussion of our unaudited consolidated statements of comprehensive loss/income data for the nine months ended September 30, 2021 and 2022. All translations from Renminbi to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate in effect on September 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB amounts could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

Revenues

Our total revenues increased from RMB16.4 billion for the nine months ended September 30, 2021 to RMB27.6 billion (US$3.9 billion) for the nine months ended September 30, 2022, primarily due to an increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB15.8 billion for the nine months ended September 30, 2021 to RMB26.8 billion (US$3.8 billion) for the nine months ended September 30, 2022, primarily attributable to an increase in deliveries for the nine months ended September 30, 2022 and higher average selling price due to our delivery of Li L9 starting in late August.

Revenues from other sales and services increased from RMB636.6 million for the nine months ended September 30, 2021 to RMB798.8 million (US$112.3 million) for the nine months ended September 30, 2022, primarily attributable to increases in sales of charging stalls, accessories, and services in line with higher accumulated vehicle sales, partially offset by the sales of automotive regulatory credits for the nine months ended September 30, 2021, which did not recur for the nine months ended September 30, 2022.

Cost of Sales

Our cost of sales increased from RMB13.0 billion for the nine months ended September 30, 2021 to RMB22.4 billion (US$3.2 billion) for the nine months ended September 30, 2022, primarily attributable to the increase in sales volume of vehicles, higher average cost of sales due to our delivery of Li L9 starting in late August, and an inventory provision and losses on purchase commitments related to Li ONE.

Gross Profit

As a result of the foregoing, our gross profit increased from RMB3.4 billion for the nine months ended September 30, 2021 to RMB5.2 billion (US$734.4 million) for the nine months ended September 30, 2022. Gross profit from vehicle sales increased from RMB3.1 billion for the nine months ended September 30, 2021 to RMB5.0 billion (US$698.4 million) for the nine months ended September 30, 2022. Gross profit from other sales and services decreased from RMB326.6 million for the nine months ended

September 30, 2021 to RMB256.1 million (US$36.0 million) for the nine months ended September 30, 2022. The increase in gross profit for the nine months ended September 30, 2022 was primarily attributable to the increase in vehicle deliveries.

Research and Development Expenses

Our research and development expenses increased from RMB2.1 billion for the nine months ended September 30, 2021 to RMB4.7 billion (US$662.1 million) for the nine months ended September 30, 2022, primarily attributable to an increase in employee compensation as a result of growing number of research and development staff as well as an increase in expenses associated with new models to be introduced in the future.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB2.4 billion for the nine months ended September 30, 2021 to RMB4.0 billion (US$567.3 million) for the nine months ended September 30, 2022, primarily attributable to the increase in employee compensation as a result of growing number of staff as well as an increase in rental and related expenses associated with the expansion of our sales network.

Loss from Operations

As a result of the foregoing, the operating loss increased from RMB1.0 billion for the nine months ended September 30, 2021 to RMB3.5 billion (US$495.0 million) for the nine months ended September 30, 2022.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB561.1 million for the nine months ended September 30, 2021 to RMB720.5 million (US$101.3 million) for the nine months ended September 30, 2022, primarily attributable to an expansion of our cash position.

Others, Net

Others, net increased from RMB98.3 million for the nine months ended September 30, 2021 to RMB540.9 million (US$76.0 million) for the nine months ended September 30, 2022, primarily attributable to an increase of refund on value-added tax payment and reimbursement paid to us by the depositary of our ADS program.

Net Loss

As a result of the foregoing, we incurred net loss of RMB2.3 billion (US$323.0 million) for the nine months ended September 30, 2022, compared with net loss of RMB617.0 million for the nine months ended September 30, 2021.

Cash Flows and Working Capital

As of September 30, 2022, we had RMB55.8 billion (US$7.8 billion) in cash and cash equivalents, restricted cash, time deposits, and short-term investments, long-term time deposits and long-term financial instruments that were included in long-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits, and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our net operating cash inflow for the nine months ended September 30, 2022 was RMB2.5 billion (US$345.1 million), compared with RMB4.5 billion for the nine months ended September 30, 2021. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, unaudited)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	4,503,487	2,454,916	345,107
Net cash provided by investing activities	2,852,380	943,613	132,651
Net cash provided by financing activities	16,544,503	5,388,368	757,485
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(111,698)	1,289,783	181,314
Net increase in cash, cash equivalents and restricted cash	23,788,672	10,076,680	1,416,557
Cash, cash equivalents and restricted cash at the beginning of the period	10,172,519	30,493,064	4,286,647
Cash, cash equivalents and restricted cash at the end of the period	33,961,191	40,569,744	5,703,204

Net cash provided by operating activities for the nine months ended September 30, 2022 was RMB2.5 billion (US$345.1 million), primarily attributable to our net loss of RMB2.3 billion (US$323.0 million) adjusted for (i) non-cash items of RMB3.0 billion (US$419.0 million), which primarily consisted of share-based compensation expenses, inventory write-downs and losses on purchase commitments relating to inventory and depreciation and amortization and (ii) a net change in operating assets and liabilities of RMB1.8 billion (US$249.1 million). The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB5.6 billion (US$791.3 million) mainly consisting of notes payable and trade payable for raw materials, (ii) an increase in accruals and other current liabilities of RMB944.6 million (US$132.8 million) mainly consisting of purchase commitments relating to inventory, payables for salaries and benefits, and payables for research and development expenses, (iii) an increase in other non-current liabilities of RMB667.8 million (US$93.9 million), and (iv) an increase in operating lease liabilities of RMB607.5 million (US$85.4 million), partially offset by (w) an increase in inventory of RMB4.2 billion (US$585.2 million), which was primarily attributable to increased finished products and raw materials due to increased demands, (x) an increase in prepayments and other current assets of RMB988.2 million (US$138.9 million), which was primarily attributable to an increase in deductible VAT input and prepaid rental and deposits, (y) an increase in operating lease right‑of‑use assets of RMB505.3 million (US$71.0 million), and (z) an increase in other non-current assets of RMB460.8 million (US$64.8 million).

Net cash provided by investing activities for the nine months ended September 30, 2022 was RMB943.6 million (US$132.7 million). This was primarily attributable to (i) our net redemption of short-term investments and time deposits of RMB5.1 billion (US$719.2 million), partially offset by (ii) purchase of property, plant and equipment and intangible assets of RMB3.5 billion (US$486.4 million) and (iii) purchase of long‑term equity investments of RMB663.1 million (US$93.2 million).

Net cash provided by financing activities for the nine months ended September 30, 2022 was RMB5.4 billion (US$757.5 million), primarily attributable to (i) proceeds from borrowings of RMB3.0 billion (US$418.6 million) with several commercial banks in China and (ii) proceeds from share issuance through an at-the-market equity offering program (the “ATM Offering”) of RMB2.5 billion (US$346.6 million).

Material Cash Requirements

Our material cash requirements as of September 30, 2022 and any subsequent interim period primarily include the cash needs in our business operations and capital expenditures.

Capital Expenditures

Our capital expenditures were RMB1.8 billion and RMB3.5 billion (US$486.4 million) for the nine months ended September 30, 2021 and 2022, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers, laboratories, and production facilities. We plan to continue to incur capital expenditures in the future to meet our business growth. We intend to fund our future capital expenditures with net proceeds from equity and debt offerings, loan financings, existing cash on hand, and cash from sales of vehicles. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means that we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate.

Non-GAAP Financial Measure

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, we believe that the non-GAAP financial measure helps identify underlying trends in our business and enhance the overall understanding of our past performance and future prospects. We also believe that the non-GAAP financial measure allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted net income/(loss) to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for the periods indicated.

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, unaudited)
Net loss	(616,966)	(2,297,650)	(322,999)
Shared-based compensation expenses	710,500	1,350,864	189,901
Non-GAAP net income/(loss)	93,534	(946,786)	(133,098)